

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

December 4, 2009

By U.S. Mail and Facsimile

Mr. Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
7230 Indian Creek Lane, Suite 201
Las Vegas, NV 89149

> **Re:** **UTEC, Inc.**
> **Amendment No. 3 to Form 10-12G Filed November 3, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-53241**

Dear Mr. Villamagna:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form 10-12G

General

1.   In future filings of your annual report, please ensure to expand your Item 101(h) of Regulation S-K disclosure regarding the development of your business, and in particular information regarding your recent acquisition of C2R Energy

Commodities, Inc. Please ensure to discuss the type of business conducted by C2R Energy Commodities and the reasons for the acquisition.

2.   To the extent that you receive a going concern opinion from your auditors in connection with the filing of your Form 10-K for the fiscal year ended December 31, 2009, please include such disclosure in the risk factors section of your future filings.

3.   Following the sale of the technical and manufacturing aspects of your business back to ESI in April of 2009, please ensure that in future filings of your annual report you update your Item 101(h)(4)(vii) of Regulation S-K disclosure with respect to patents and other relevant intellectual property material to your business.

Item 2. Management's Discussion and Analysis, page 9

4.   In future filings of your annual and periodic reports please expand your disclosure regarding how the C2R acquisition has affected and may affect your sources and uses of funds.

5.   Given the changes in your business plan as well as the lack of revenues during fiscal year 2009, please revise your future filings to include a more robust discussion and analysis of liquidity. Specifically, please provide a discussion of your cash needs and sources of cash and whether you have sufficient cash to continue operations for the next twelve months. For additional guidance, please refer to Release No. 33-8350 dated December 29, 2003 found in the Commission's website at http://www.sec.gov/rules/interp/33-8350.htm.

6.   Considering that you have had no revenues for the nine-month period ended September 30, 2009, it is unclear how the company will be able to finance the development of the waste destruction business; yet in your quarterly report for the period ended September 30, 2009, you disclose that management believes that you are capable of finding a financial partner able to fund this business plan. In future filings please elaborate on the basis of management's beliefs in securing such funding.

Item 6. Executive Compensation, page 20

7.   In future filings please ensure to include the heading "Summary Compensation Table" prior to the tabular disclosure. Please provide such information in accordance with item 402(n) of Regulation S-K with respect to the compensation of the executive officers, and Item 402(r) with respect to the compensation of directors. Also, with respect to stock and option awards, please ensure that in future filings you disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

Please see Items 402(n)(2)(v) and (vi) and Items 402(r)(2)(iii) and (iv) of Regulation S-K.

8.   Please explain with a view toward future disclosure, the values presented in the "Nonqualified Deferred Compensation Earnings" column of the summary compensation table.

9.   With respect to your footnote (2) disclosure, in future filings please enhance your disclosure regarding the vesting terms, if any, of the option grants and clarify whether the 10 year period refers to the option term.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

Item 4T. Controls and Procedures, page 6

10.   Your conclusion as to the effectiveness of your disclosure controls and procedures is as of "June 30, 2009." Additionally, you stated that there were no changes to your internal control over financial reporting during the quarter ended "June 30, 2009." Please amend your June 30, 2008 Form 10-Q/A to correctly state the aforementioned dates as "June 30, 2008."

Exhibit 32 – Section 906 Certification

11.   Please amend your Form 10-Q/A to revise the section 906 certification to correctly state the form as "the Quarterly Report on Form 10-Q/A for the period ended June 30, 2008."

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

12.   Please explain to us how you determined that your disclosure controls and procedures were effective at December 31, 2008 given your conclusion that your internal controls over financial reporting were not effective due to the presence of a material weakness.

Mr. Fortunato Villamagna
UTEC, Inc.
December 4, 2009
Page 4

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4T. Controls and Procedures

13.   It appears from your disclosure that you provided the information required by
        Item 308T(a) of Regulation S-K, which is <u>only</u> required in annual reports. For
        Form 10-Q, you are required to provide the disclosures provided by Item 308T(b),
        which you have appropriately disclosed, and Item 307, which is not disclosed in
        your Form 10-Q's. In this regard, please amend your Form 10-Q for each of the
        fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, to
        provide the information required by Item 307 of Regulation S-K.

General

14.   We remind you that when you amend your Form 10-Q's, please properly identify
        the periodic report as "10-Q/A" in your certifications.

                                *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Pamela Long, Assistant Director, at (202) 551-3760, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief